September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (425) 355-9551

Larry D Brady

Chief Executive Officer

Intermec, Inc.

6001 36th Avenue West

Everett, WA 98203-1264

> **Re: Intermec, Inc.**
> **Definitive 14A**
> **Filed April 10, 2007**
> **File No. 1-13279**

Dear Mr. Brady:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Compensation Committee, page 9

1. We note your reference to management's engagement of Mercer Human Resources Consulting for particular projects related to named executive officer compensation. Please disclose the nature and scope of Mercer's assignment and the material elements of the instructions or directions given to Mercer with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Context of Our Executive Compensation Programs, page 29

2. Identify the peer group companies against which you have benchmarked your compensation
   and disclose the degree to which the committee considered such companies comparable to
   you.

Policies, Peer Group Analysis and Compensation Mix, page 30

3. The Compensation Discussion and Analysis should be sufficiently precise to identify
   material differences in compensation policies with respect to individual named executive
   officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. We note the
   disparity between Mr. Brady's compensation and that of the other named executive officers.
   Given this, please dislcose how and why Mr. Brady's compensation differs from that of the
   other named executive officers. If policies or decisions relating to a named executive officer
   are materially different than the other officers, please discuss this on an individualized basis.

4. To the extent your incentive programs and base salaries are correlated with the achievement
   of certain annual individual objectives and performance factors, please disclose the specific
   items of individual performance used to determine incentive payments and salaries, how your
   incentive bonuses are specifically structured around such individual objectives and
   milestones, whether any discretion can be or has been exercised with respect to meeting such
   goals and objectives and to whom such discretion is applicable. In the alternative, on a
   supplemental basis please provide us with a detailed analysis supporting your conclusion that
   that disclosure of the information would result in competitive harm such that the information
   could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to
   the extent disclosure of the quantitative or qualitative performance-related factors would
   cause competitive harm, you are required to discuss how difficult it will be for you to achieve
   the target levels or other factors. Please see Item 402(b)(2)(vi) of Regulation S-K.

5. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and provide
   appropriate information required by that Item requirement. For example, it is not entirely
   clear (i) how you determine the amount (and, where applicable, the formula) for each
   element of executive compensation or (ii) how each compensation component and your
   decisions regarding these elements fit into your overall compensation objectives and their
   impact regarding other elements. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Long-Term Equity Incentive Programs, page 35

6. We note that you have disclosed the performance *categories* for the Performance Share
   Program (planned cumulative Return on ANCU and cumulative Earnings per Share).
   However, please disclose the necessary performance targets and goals to be achieved in order
   for your executive officers to earn their incentive compensation. In the alternative, on a
   supplemental basis please provide us with a detailed analysis supporting your conclusion that

that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Here, please disclose the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that the performance objectives would be achieved.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Staff Attorney